Exhibit 12.1

STATEMENT OF CALCULATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Thousands)

For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before distributions to tribe plus fixed charges and amortization of capital interest. “Fixed charges” consist of (a) interest expense and capitalized; (b) amortized premiums, discounts and capitalized expenses related to indebtedness; and (c) an estimate of the interest within rental expenses.

	Fiscal Year Ended
	2010	2009	2008	2007	2006
	(Dollars in Thousands)

Earnings: Income before Distribution to Tribe	$25,691	$23,669	$24,303	$20,710	$20,229
Fixed Charges: Interest Expense	20,804	20,860	20,865	20,872	20,884
Amortization of Capitalized Interest	318	318	318	318	318
	46,813	44,847	45,486	41,900	41,431

Total Earnings	46,813	44,847	45,486	41,900	41,431
Fixed Charges	20,859	20,860	20,865	20,872	20,884
Ratio of Earnings to Fixed Charges	2.24X	2.15X	2.18X	2.01X	1.98X